U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

ComVest Venture Partners LP
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York, New York 10022
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

November 23, 2001
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

13-4124841
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4. Issuer Name and Ticker or Trading Symbol

Infowave Software, Inc. (Toronto Stock Exchange: IW)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
"Special Warrants" (1)       immed.     (1)         Common Stock           3,488,372     (1)            D(2)
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"Special Warrants" (1)       immed.     (1)         Common Stock           3,488,372     (1)            I(3)
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"Special Warrants" (1)       immed.     (1)         Common Stock           1,744,185     (1)            I(4)
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"Agent's Warrants" (5)       immed.     (5)         Common Stock           2,315,161     (5)            I(5)
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

Explanation of Responses:
See attached footnotes.

ComVest Venture Partners, LP
By: ComVest Management LLC, its general partner


/s/ Michael S. Falk                                      December 13, 2001
---------------------------------------------            -----------------------
** Signature of Reporting Person                            Date
   Michael S. Falk
   Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES                                                          Page 3 of 5


(1) The "Special Warrants" were issued by Infowave Software, Inc. (the "Company"), at a price of $100,000 per Special Warrant, in a private placement (the "Placement") that closed in November 2001. Each Special Warrant is exercisable, for no additional cash consideration, for 232,558.1 shares of the Company's common stock ("Common Stock") and three-year warrants to purchase 116,279.1 shares of Common Stock at a price of Cdn$0.90 per share. The Special Warrants convert automatically on the earlier of (i) three business days after the date the British Columbia and Ontario Securities Commissions issue receipts for a final prospectus with respect to the securities underlying the special warrants, and (ii) November 23, 2002.

(2) These securities are owned directly by ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk") is the chairman and principal shareholder, and Robert Priddy ("Priddy") is a director and shareholder, of CAMC. Falk and Priddy disclaim beneficial ownership of the securities held by ComVest other than that portion which corresponds with their respective partnership interests in ComVest.

(3) These Special Warrants were purchased by Priddy in the Placement.

(4) These Special Warrants were purchased by RMC Capital, LLC ("RMC") in the Placement. Priddy is a manager and the principal of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

(5) Commonwealth Associates, L.P. ("Commonwealth") was issued these "Agent's Warrants" in consideration of services performed in connection with the Placement. The Agent's Warrants are exercisable for Special Warrants at a price of $100,000 per Special Warrant and expire November 23, 2004. CAMC is the general partner of Commonwealth. Falk and Priddy disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with their respective equity ownership in Commonwealth.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                   ComVest Management LLC
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       ComVest Venture Partners, LP

Issuer & Ticker Symbol: Infowave Software, Inc. (IW)

Statement Date:         November 23, 2001

Signature:              By: /s/ Michael S. Falk
                            -------------------------------
                            Michael S. Falk, Manager


Name:                   Commonwealth Associates Management Company, Inc.
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       ComVest Venture Partners, LP

Issuer & Ticker Symbol: Infowave Software, Inc. (IW)

Statement Date:         November 23, 2001

Signature:              By: /s/ Joseph Wynne
                            ---------------------------------------
                            Joseph Wynne, Chief Financial Officer


Name:                   Michael S. Falk
                        830 Third Avenue
                        New York, New York 10022

Designated Filer:       ComVest Venture Partners, LP

Issuer & Ticker Symbol: Infowave Software, Inc. (IW)

Statement Date:         November 23, 2001

Signature:                  /s/ Michael S. Falk
                        ----------------------------
                              Michael S. Falk

Name:                   Robert Priddy
                        3291 Buffalo Drive Suite 8
                        Las Vegas, Nevada 89129

Designated Filer:       ComVest Venture Partners, LP

Issuer & Ticker Symbol: Infowave Software, Inc. (IW)

Statement Date:         November 23, 2001

Signature:                    /s/ Robert Priddy
                        ------------------------------
                                Robert Priddy


                                Page 5 of 5